FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of February 2011
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

CGGVeritas Announces Future
Marine Joint Venture in Indonesia with Elnusa
Paris — February 25th, 2011
CGGVeritas (ISIN: 0000120164 — NYSE: CGV) announced today that it has signed a term sheet with PT Elnusa Tbk (Elnusa) to create a 2D/3D marine joint venture to carry out 2D and 3D marine seismic surveys, in Asia Pacific Region, with main focus in Indonesia.
The joint venture will provide marine seismic data acquisition services for oil and gas clients operating locally in Indonesia and the region. CGGVeritas will contribute one 4-streamer, purpose built in Singapore, state-of-the-art vessel, to the joint venture.
Jean-Georges Malcor CEO of CGGVeritas, said: “We are very pleased to sign this joint venture with Elnusa, our long term partner in Indonesia. The offshore Indonesian market is very promising and I am confident that together we will best address our client’s exploration and production challenges through this new Joint Venture.”
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini Tel: +33 1 64 47 38 10 E-Mail: invrelparis@cggveritas.com	Hovey Cox Tel: +1 (832) 351-8821 E-Mail: invrelhouston@cggveritas.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

February 25th, 2011	By	/s/Gerard CHAMBOVET
Gerard CHAMBOVET
EVP General Secretary